September 22, 2023

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, NE
Washington, D.C. 20549

Re:	Atlantic Coastal Acquisition Corp.

Form 10-K for the Fiscal Year ended December 31, 2022

Filed April 21, 2023

File No. 001-40158

Ladies and Gentlemen:

On behalf of Atlantic Coastal Acquisition Corp. (the “Company”), we respectfully submit this letter in response to the comment received from the staff (the “Staff”) of the Securities and Exchange Commission as set forth in the Staff’s letter dated September 8, 2023, with respect to the Company’s Annual Report on Form 10-K filed on April 21, 2023 (the “Annual Report”).

For the convenience of the Staff, the Staff’s comment is included and is followed by the response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company.

The Company has filed via EDGAR a Notification of Late Filing on Form 12b-25 (a “Form 12b-25”), which reflects the Company’s response to the comment received from the Staff.

Form 10-K for the Fiscal Year ended December 31, 2022

General

1.	We note that in response to our prior comment regarding the funds held in your trust account you agreed to provide clarifying disclosure regarding the status of such funds in your interim report covering the quarter ended June 30, 2023.

However, the interim report was due on August 14, 2023 and as of the date of this letter you have not filed the report. We also note that you have not filed a Form 12b-25, which should have been filed within one day of the due date for the periodic report. Your notice of late filing should include disclosure of the specific reasons for your inability to file the Form 10-Q in a timely manner, and if these relate to the inability of any other person to furnish a required opinion, report or certification, you must obtain and file as an exhibit to the report a signed statement by such person stating the specific reasons for the delay.

Pillsbury Winthrop Shaw Pittman LLP

31 West 52nd Street | New York, NY 10019-6131 | tel 212.858.1000 | fax 212.858.1500

Please comply with your reporting obligations under Rule 13a-13 of Regulation 13A and Rule 12b-25 of Regulation 12B without further delay.

Response: The Company acknowledges the Staff’s comment and has filed a Form 12b-25 with respect to its quarterly report on Form 10-Q for the quarter ended June 30, 2023.

Please call me at (212) 858-1101 if you have any questions or require any additional information.  We appreciate your assistance in this matter.

Sincerely,

/s/ Stephen C. Ashley

Stephen C. Ashley

cc: Shahraab Ahmad, Atlantic Coastal Acquisition Corp.